February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Babette Cooper
Mark Rakip
Stacie Gorman
David Link

Re:	Origin Investment Corp I
Registration Statement on Form S-1
Submitted January 10, 2025
CIK No. 0002044523

Ladies and Gentlemen:

Origin Investment Corp I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 31, 2025, regarding the Registration Statement on Form S-1 submitted to the Commission on January 10, 2025 (the “Registration Statement”). This letter will be filed concurrently with the filing of a registration statement on Form S-1/A (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Summary

Our Sponsor, page 8

1.	We note your response to prior comment 7. Please revise the disclosure to clearly state that the anti-dilution adjustment of the founders’ shares, the conversion of the working capital loans into warrants, and the exercise of these and the private warrants on a cashless basis, may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 82 in accordance with Item 1603(a)(6) of Regulation S-K.

Response: We have revised the Registration Statement on the cover page, and pages 9 and 83.

Dilution, page 74

2.	We note your narrative disclosure stating that the immediate increase in net tangible book value will be $0.82 per share if there is no exercise of the over-allotment or $0.66 per share if the underwriters’ over allotment option is exercised in full. These amounts appear to be in reverse and are inconsistent with the amounts presented in the subsequent tables. Please review all amounts presented and revise accordingly.

Response: We have revised the Registration Statement on page 74.

3.	We note your response to prior comment 14 and reissue. Please expand your disclosure, outside the table, to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares’ antidilution rights, shares that may be issued in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Clearly indicate that each is a potential source of future material dilution. Reference is made to Item 1602(c) of Regulation SK.

Response: We have revised the Registration Statement on page 74.

Proposed Business

Our Sponsor, page 82

4.	We note your disclosure that “Mr. Chang and a fund affiliated with Mr. Chang ... owns membership interests in [your] sponsor, which represent approximately 100% of the economic interest in [your] sponsor.” Please identify the fund. Please refer to Item 1603(a)(7) of Regulation S-K.

Response: We have revised the disclosure in the Registration Statement on pages 8 and 82.

Part II - Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-4

5.	Please refile Exhibit 3.1 in the proper text-searchable format. It was uploaded as an image. For guidance, refer to Item 301 of Regulation S-T.

Response: We have refiled Exhibit 3.1 in the proper text-searchable format.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (212) 503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad
Venable LLP

cc:	Yung-Hsi (“Edward”) Chang, Origin Investment Corp I
Nicolas Kuan Liang Lin, Origin Investment Corp I
Arif Soto, Venable LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP